UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Acquisition of Voxel 8, Inc.

On August 10, 2021 Kornit Digital Ltd. (“Kornit”) issued a press release entitled “Kornit Digital Acquires Voxel8, Expanding Additive Manufacturing Technology Portfolio for Next Generation of Sustainable On-Demand Textile Production,” in which Kornit announced the acquisition of all associated assets of Somerville, Massachusetts-based, Voxel8. Voxel8’s advanced additive manufacturing technology for textiles allows for digital fabrication of functional features with zonal control of material properties, in addition to utilizing high-performance elastomers adhering to inkjet technology. A copy of that press release is furnished as Exhibit 99.1 hereto.

The information included in this Form 6-K (but not in the press release attached as Exhibit 99.1 hereto) is hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346 and 333-254749).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2021	KORNIT DIGITAL LTD.

	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release, dated August 10, 2021, titled “Kornit Digital Acquires Voxel 8, Inc., Expanding Additive Manufacturing Technology Portfolio for Next Generation of Sustainable On-Demand Textile Production”

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